

Mail Stop 3030

December 2, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. James Dorst
Chief Financial Officer
Spectrascience, Inc.
11568 Sorrento Valley Rd., Suite 11
San Diego, CA 92121

> **Re:** **Spectrascience, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 0-13092**

Dear Mr. Dorst:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Note 1: Organization and Description of Business, page 46

1.   We note that you acquired 100% of the outstanding shares of Luma Imaging
        Corporation in exchange for 11,200,000 shares of your restricted stock and that
        you valued the transaction based on your estimate of the fair value of the assets
        received. Please address the following:

        - We note that your shares are traded on the OTCBB. Please explain to us why
          you have not valued the transaction based on the fair value of your common
          stock as quoted on the OTCBB. Specifically, in light of the fact that there is a
          quoted market price for your shares, explain why you believe that your
          estimate of the fair value of the assets received was more readily determinable
          than the fair market value of the consideration issued. Refer to paragraph 7 of
          SFAS 123(R).

        - Please tell us your valuation methodology used in determining the estimated
          fair value of the assets received, including a discussion of all significant
          assumptions utilized in your valuation and your basis for the assumptions. As
          appropriate, please also revise your MD&A in future filings to disclose this
          information.

Note 10 – Related Party Transactions, page 58

2.   We note that as part of the Luma acquisition, Euclid Partners, a related party,
        received 9,968,000 of the restricted shares issued. Please tell us and revise future
        filings to describe the nature of your relationship with the Euclid and if this
        relationship had any effect on your accounting for the transaction. Refer to
        paragraph 2 of SFAS 57.

Item 8A. Disclosure Controls and Procedures, page 59

3.   We note your statement that "A control system, no matter how well-designed and
        operated, cannot provide absolute assurance that the objectives of the control
        system are met, and no evaluation of internal controls can provide absolute
        assurance that all control issues and instances of fraud, if any, within a company
        have been detected." Please revise future filings to state clearly, if true, that your
        disclosure controls and procedures are designed to provide reasonable assurance
        of achieving their objectives and that your principal executive officer and
        principal financial officer concluded that your disclosure controls and procedures
        are effective at that reasonable assurance level. In the alternative, please remove
        the reference to the level of assurance of your disclosure controls and procedures.

Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Item 8A(T). Evaluation of Internal Control Over Financial Reporting, page 60

4.   We note your disclosure that "management…determined that, in combination with mitigating corporate controls, the Company's internal control over financial reporting is adequate to minimize the risk of a material misstatement on the financial statements at December 31, 2007." Separately, we note the statement that "management has concluded that, at December 31, 2007, internal controls over financial reporting were effective." The first statement could be confusing to investors as it could be viewed as a separate conclusion regarding your internal control over financial reporting. Please revise future filings to provide, in clear and unqualified language, management's conclusions regarding your internal control over financial reporting.

5.   We note your discussion of the various risk assessments that you performed. Please tell us and revise future filings to clarify, if true, that you have performed your assessment of your internal controls over financial reporting using an acceptable framework as specified in Item 308(T) of Regulation S-K (i.e., COSO).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief